EXHIBIT 99.2

Trades under the symbol (TSX): PJC.A

Press release

For immediate release

THE JEAN COUTU GROUP – SECOND QUARTER RESULTS

REFLECT STRONGER CANADIAN AND US SALES TRENDS AND ELEMENTS OF THE ANNOUNCED

RITE AID–JEAN COUTU GROUP TRANSACTION

Longueuil, Quebec, January 9, 2007 - The Jean Coutu Group (PJC) Inc. (the “Company” or the “Jean Coutu Group”) today reported its financial results for the second quarter and first half of fiscal 2007 ended November 25, 2006.

SUMMARY OF RESULTS

(Unaudited, in millions of US dollars except per share amounts)

	Q2/2007	Q1/2007	Q2/2006	First half 2007	First half 2006

Revenues	2,833.4	2,786.2	2,709.3	5,619.6	5,392.4
Operating income before amortization (“OIBA”)	121.3	100.2	125.1	221.5	229.5
OIBA before restructuring charges	131.0	110.8	125.1	241.8	229.5
Net earnings (loss)	72.5	(108.8)	30.8	(36.3)	41.9
Per share	$0.28	$(0.42)	$0.12	$(0.14)	$0.16
Earnings before specific items	60.8	17.8	29.0	78.6	41.3
Per share	$0.23	$0.07	$0.11	$0.30	$0.16

HIGHLIGHTS

•

Both the Canadian and US networks improved their sales performance, driven by strong pharmacy sales. Canadian network sales increased 7.5% and US sales increased 2.8% during the second quarter of fiscal 2007. Canadian distribution center sales increased 12.1% during the quarter (excluding the impact of US dollar currency fluctuations).

•

The Company recorded certain components of the announced Rite Aid-Jean Coutu Group transaction during the second quarter of fiscal 2007, recording a $12.0 million reversal of the after-tax impairment loss recorded last quarter as well as further restructuring charges of $9.7 million ($5.8 million after-tax).

•	As a result of the announced disposal transaction, the Company no longer amortizes the assets related to its US operations since they are classified as assets held for sale.

“The Jean Coutu Group's second quarter results were positively impacted by stronger sales performance in both the Canadian and US networks,” said Jean Coutu, President and Chief Executive Officer. “We are seeing the results of our focus on sales growth and efficient operations in both networks. In addition, we recognized various components of the Rite Aid-Jean Coutu Group transaction during the quarter. We now expect the Rite Aid-Jean Coutu Group transaction to close shortly after the end of the third quarter, which ends on March 3, 2007.”

Net earnings

For the second quarter of fiscal 2007, net earnings were $72.5 million ($0.28 per share) compared with $30.8 million ($0.12 per share) for the second quarter of the previous fiscal year.

Canadian and US network sales performance continues to improve, driven by strong pharmacy sales. US network front-end sales showed improvement in all categories, but continue to be impacted by the decline in the photo category.

On August 23, 2006, the Company entered into a definitive agreement with Rite Aid Corporation (“Rite Aid”) whereby the Company would dispose of its network in the United States. The Company expects to close this transaction, subject to certain usual conditions, shortly after the end of the third quarter, which ends on March 3, 2007. However, Generally Accepted Accounting Principles (“GAAP”) require that the Company recognizes certain components of this transaction earlier. The after-tax impairment loss recognized during the first quarter of fiscal 2007 amounted to $120.0 million. During the second quarter of fiscal 2007, the Company reversed a $12.0 million portion of the original loss due principally to an increase in the value of Rite Aid shares to be received as consideration. The year-to-date after tax impairment loss amounts to $108.0 million. As a result of the disposal transaction announced on August 24, 2006, the Company no longer amortizes the assets related to its US operations since they are classified as assets held for sale. There were no US operations amortization charges recorded during the second quarter of fiscal 2007 compared with $54.2 million ($32.5 million after-tax) for the first quarter of fiscal 2007.

Earnings before specific items were $60.8 million ($0.23 per share) compared with $29.0 million ($0.11 per share) for the second quarter of the previous fiscal year.

The first half net loss was $36.3 million ($0.14 per share) compared with net earnings of $41.9 million ($0.16 per share) for the corresponding period last year. First half earnings before specific items were $78.6 million ($0.30 per share) compared with $41.3 million ($0.16 per share) for the corresponding period last year due to the fact that there were no US operations amortization charges recorded during the second quarter of fiscal 2007.

The specific items are as follows:

SPECIFIC ITEMS

(Unaudited, in millions of US dollars except per share amounts, net of income taxes)

	Q2/2007	Q1/2007	Q2/2006	First half 2007	First half 2006

Impairment loss (reversal) on assets held for sale	(12.0)	120.0	-	108.0	-
Restructuring charges	5.8	6.4	-	12.2	-
Unrealized (gains) losses on monetary items and derivative financial instruments	(5.5)	0.2	(1.8)	(5.3)	(0.6)

Specific items - Total	(11.7)	126.6	(1.8)	114.9	(0.6)
Per share	$(0.05)	$0.49	$(0.01)	$0.44	-

Revenues

Total revenues of the Company's Canadian operations for the second quarter reached $478.4 million compared with $413.4 million for the second quarter of fiscal 2006, an increase of $65.0 million or 15.7%. Second quarter Canadian revenues increased by 10.4% year-over-year, excluding the impact of currency exchange rate fluctuations. The 26-week revenue figure reached $913.9 million, an increase of $135.8 million or 17.5% year-over-year (or 9.8% in local currency).

The Company's US operations generated total revenues of $2.355 billion, up 2.6% from the second quarter of fiscal 2006, due principally to improving pharmacy and front-end sales. Pharmacy sales were impacted by the conversion of branded drugs to generics, which generally have a lower selling price, but higher gross margins for the drugstore retailer. The 26-week revenue figure increased to $4.706 billion for the period ended November 25, 2006, up $91.4 million or 2.0% from last year.

Total revenues for the second quarter of fiscal 2007 increased by $124.1 million or 4.6% to $2.833 billion, from $2.709 billion for the same quarter during fiscal 2006. Year-to-date revenues increased by $227.2 million or 4.2% to $5.620 billion for the 26-week period ended November 25, 2006 compared with $5.392 billion for the corresponding period in fiscal 2006.

Retail sales

Retail sales growth percentages quoted herein are calculated in local currency in order to exclude the impact of currency rate fluctuations. As of August 1, 2005, the Company began to report same-store sales for the Eckerd drugstores acquired on July 31, 2004, and publishes this information for both the Canadian and US networks on a monthly basis.

For the second quarter of fiscal 2007, both of the Company’s networks showed an increase in sales.

During the second quarter, the Company’s Canadian franchise network were up 6.9%, pharmacy sales gained 8.3% and front-end sales increased 5.4% year-over-year in terms of comparable stores. The network showed a 7.5% increase in retail sales compared with the same period of fiscal 2006. Retail sales for the quarter were $673.7 million.

The US corporate pharmacy network retail sales increased 2.7%, pharmacy sales increased 2.9% and front-end sales increased 1.9% compared with the same quarter of fiscal 2006 in terms of comparable stores. The impact of generic drugs replacing branded drugs on US pharmacy sales growth was 356 basis points for the period. Front-end sales growth was negatively impacted by the decline in the photo category. The network posted a 2.8% increase in retail sales when compared with the same quarter of fiscal 2006. Retail sales for the quarter were $2.352 billion.

RETAIL SALES GROWTH (Unaudited)	13 weeks ended November 25, 2006	13 weeks ended November 26, 2005

CANADA(1)
Same store sales growth
Total	6.9%	4.8%
Pharmacy	8.3%	6.9%
Front-end	5.4%	1.2%
Total sales growth
Total	7.5%	4.9%
Pharmacy	8.9%	7.0%
Front-end	6.3%	1.2%

UNITED STATES
Same store sales growth
Total	2.7%	(0.4)%
Pharmacy	2.9%	0.4%
Front-end	1.9%	(2.8)%
Total sales growth
Total	2.8%	(1.4)%
Pharmacy	3.0%	(0.4)%
Front-end	2.3%	(4.2)%

(1) Franchised outlets’ retail sales are not included in the Company’s consolidated financial statements.

OIBA

OIBA decreased for the second quarter of fiscal 2007 to $121.3 million from $125.1 million for the corresponding period of fiscal 2006. OIBA decreased by $3.8 million compared to the corresponding period of fiscal 2006 and, as a percentage of revenues, ended the quarter at 4.3% compared with 4.6% for the same period of 2006.

Fiscal 2007 second quarter OIBA was impacted by certain restructuring charges principally related to the transition pay program associated with the announced transaction. OIBA before restructuring charges amounted to $131.0 million during the second quarter of fiscal 2007 and ended the second quarter at 4.6%, the same level as the second quarter of fiscal 2006.

OIBA as a percentage of revenues ended the 26-week period at 3.9% compared with 4.3% for the same period in fiscal 2006. OIBA before restructuring charges as a percentage of revenues ended the first half at 4.3%, the same level as the first half of fiscal 2006.

Store network development

During the second quarter of fiscal 2007, 4 drugstores were opened, of which 1 store was a relocation, 1 store was acquired and 4 were closed. On November 25, 2006, there were 2,186 stores in the system, comprised of 327 Canadian PJC stores, and 1,859 Brooks and Eckerd drugstores in the United States.

Outlook

With the announcement of the Rite Aid-Jean Coutu Group transaction, the Company will be well positioned to capitalize on the growth in the North American drugstore retailing industry. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through differentiation and quality of offering and service levels in its drugstore networks.

The Company operates its Canadian and US networks with a focus on sales growth, its real estate program and operating efficiency. Management expects that the announced transaction with Rite Aid, which is expected to close shortly after the end of the third quarter, which ends on March 3, 2007, will help create shareholder value. The Jean Coutu Group will optimize its US presence by transforming its investment in a regional drugstore chain into the leading ownership position of a major national chain with enhanced scale to better compete in the US drugstore industry. The Company’s 32.0% equity interest in the expanded Rite Aid will allow shareholders to participate in the economic benefits of expected synergies. The cash proceeds from the transaction will be used to retire debt, enhancing financial flexibility.

Dividend

The Board of Directors of The Jean Coutu Group declared a quarterly dividend of $C 0.03 per share. This dividend is payable on February 8, 2007 to all holders of Class A subordinate voting shares and holders of Class B shares listed in the Company’s shareholder ledger as of January 25, 2007.

Conference call

Financial analysts are invited to attend the first quarter results conference call to be held on January 9, 2007, at 9:00 AM (ET). The toll free call-in number is 1-866-696-5895. Media and other interested individuals are invited to listen to the live or deferred broadcast on The Jean Coutu Group corporate website at www.jeancoutu.com. A full replay will also be available by dialing 1-800-408-3053 code 3206457 (pound sign) until February 9, 2007.

Supporting documentation (additional information and investor presentation) is available at www.jeancoutu.com using the investors link. Readers may also access additional information and filings related to the Company using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) websites.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,186 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 61,000 people.

The Jean Coutu Group’s US operations employ 46,000 people and comprise 1,859 corporate-owned stores located in 18 states of the northeastern, mid-Atlantic and southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 15,000 people and comprise 327 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. The words "looking forward," "looking ahead," "believe(s)," "should," "may," "expect(s)," "anticipate(s)," "likely," "opportunity," and similar expressions, among others, identify forward-looking statements. Such statements are not guarantees of the future performance of the Company or its segments, and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the Company or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements depending on, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, competition, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, the ability to attract and retain pharmacists, risks in connection with third party service providers, seasonality risks, changes in federal, provincial and state laws, rules and regulations relating to the Company’s business and environmental matters, changes in tax regulations and accounting pronouncements, the success of the Company’s business model, supplier and brand reputations, and the accuracy of management’s assumptions. In addition, there is a risk that the Rite-Aid-Jean Coutu Group transaction does not close due to the failure of any one of the closing conditions to occur, such as the failure to achieve regulatory approval or the requisite vote of the Rite Aid stockholders, and the risk that the companies may be required to modify aspects of the transaction to achieve regulatory approval, which modifications could adversely impact the benefits of the transaction to The Jean Coutu Group. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For further information, readers are referred to the section on Risks and uncertainties contained in the Company’s MD&A as well as in other filings. The Company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

This press release also contains certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the “additional information” section, which is attached to the Company’s financial statements.

Source:	The Jean Coutu Group (PJC) Inc. André Belzile Senior Vice-President, Finance and Corporate Affairs (450) 646-9760
Information:	Michael Murray Director, Investor Relations (450) 646-9611, Ext. 1068	Hélène Bisson Director, Public Relations (450) 646-9611, Ext. 1165 Toll free: 1-866-878-5206

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of earnings	13 weeks		26 weeks
Periods ended November 25, 2006 and November 26, 2005	2006	2005	2006	2005

(unaudited, in millions of US dollars, unless otherwise noted)	$	$	$	$

Sales	2,783.3	2,663.3	5,521.1	5,301.1
Other revenues (Note 2)	50.1	46.0	98.5	91.3

	2,833.4	2,709.3	5,619.6	5,392.4
Operating expenses
Cost of goods sold	2,143.5	2,037.8	4,263.8	4,059.0
General and operating expenses	559.9	547.3	1,115.9	1,105.7
Restructuring charges (Note 3)	9.7	-	20.3	-
Amortization (Note 4)	3.1	61.3	60.4	122.0

	2,716.2	2,646.4	5,460.4	5,286.7

Operating income	117.2	62.9	159.2	105.7
Financing expenses (Note 5)	44.9	48.7	95.8	99.4
Impairment loss (reversal) on assets held for sale (Note 3)	(12.0)	-	108.0	-

Earnings (loss) before income taxes	84.3	14.2	(44.6)	6.3
Income taxes (recovery)	11.8	(16.6)	(8.3)	(35.6)

Net earnings (loss)	72.5	30.8	(36.3)	41.9

Earnings (loss) per share, in dollars (Note 6)
Basic	0.28	0.12	(0.14)	0.16
Diluted	0.28	0.12	(0.14)	0.16

Consolidated statement of retained earnings	13 weeks		26 weeks
Periods ended November 25, 2006 and November 26, 2005	2006	2005	2006	2005

(unaudited, in millions of US dollars)	$	$	$	$

Balance, beginning of period	748.6	792.2	864.4	787.6
Net earnings (loss)	72.5	30.8	(36.3)	41.9

	821.1	823.0	828.1	829.5
Dividends	6.9	6.6	13.9	13.1

Balance, end of period	814.2	816.4	814.2	816.4

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated balance sheets	As at November 25, 2006	As at May 27, 2006

(in millions of US dollars)	$	$
	(unaudited)	(audited)

Assets
Current assets
Cash and cash equivalents	37.3	135.8
Accounts receivable	137.5	555.5
Income taxes receivable	9.3	16.5
Inventories	116.7	1,744.9
Prepaid expenses and other	7.9	47.3
Current assets held for sale (Note 3)	2,270.9	-

	2,579.6	2,500.0
Investments	27.6	25.4
Capital assets	271.0	1,385.8
Intangible assets	-	689.4
Goodwill	17.6	876.8
Other long-term assets	100.2	113.6
Long-term assets held for sale (Note 3)	2,696.3	-

	5,692.3	5,591.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	205.7	1,079.6
Future income taxes	-	147.8
Current portion of long-term debt	78.8	78.8
Current liabilities related to assets held for sale (Note 3)	1,146.4	-

	1,430.9	1,306.2
Long-term debt	2,273.4	2,312.0
Other long-term liabilities (Note 7)	25.0	407.1
Long-term liabilities related to assets held for sale (Note 3)	354.7	-

	4,084.0	4,025.3

Shareholders' equity
Capital stock	577.9	577.9
Contributed surplus	3.1	2.4
Retained earnings	814.2	864.4
Foreign currency translation adjustments	213.1	121.0

	1,608.3	1,565.7

	5,692.3	5,591.0

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of cash flows	13 weeks		26 weeks
Periods ended November 25, 2006 and November 26, 2005	2006	2005	2006	2005

(unaudited, in millions of US dollars)	$	$	$	$

Operating activities
Net earnings (loss)	72.5	30.8	(36.3)	41.9
Items not affecting cash
Amortization	7.4	65.2	68.9	129.8
Impairment loss (reversal) on assets held for sale	(12.0)	-	108.0	-
Future income taxes	10.3	(20.7)	(11.2)	(39.0)
Other	(6.4)	(1.7)	(7.2)	(6.7)

	71.8	73.6	122.2	126.0
Net changes in non-cash asset and liability items	(6.6)	(29.2)	(47.6)	(175.8)

Cash flow provided by (used in) operating activities	65.2	44.4	74.6	(49.8)

Investing activities
Investments and temporary investments	(1.2)	80.2	(0.3)	79.6
Purchase of capital assets	(48.0)	(39.1)	(90.3)	(76.9)
Proceeds from the disposal of capital assets	0.5	94.0	0.7	94.8
Purchase of intangible assets	(0.4)	(2.0)	(2.1)	(7.5)
Proceeds from the disposal of intangible assets	0.5	-	0.6	7.8
Other long-term assets	(0.7)	0.3	(1.5)	-

Cash flow provided by (used in) investing activities	(49.3)	133.4	(92.9)	97.8

Financing activities
Change in revolving credit facilities	-	(100.0)	-	-
Issuance of long-term debt, net of expenses	-	-	2.6	(0.4)
Repayment of long-term debt	(18.9)	(57.4)	(31.8)	(69.6)
Issuance of capital stock	-	-	-	0.4
Dividends	(13.9)	(13.1)	(13.9)	(13.1)

Cash flow used in financing activities	(32.8)	(170.5)	(43.1)	(82.7)

Effect of foreign exchange rate changes on cash and cash equivalents	(4.1)	6.6	(3.6)	13.4

Increase (decrease) in cash and cash equivalents	(21.0)	13.9	(65.0)	(21.3)
Cash and cash equivalents, beginning of period	91.8	97.0	135.8	132.2

Cash and cash equivalents, end of period (1)	70.8	110.9	70.8	110.9

(1) Includes $33.5 million of cash and cash equivalents grouped with current assets held for sale as of November 25, 2006.

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements. See complementary cash flow information in Note 11.

THE JEAN COUTU GROUP (PJC) INC.
Consolidated segmented information
Periods ended November 25, 2006 and November 26, 2005
(unaudited, in millions of US dollars)

The Company has two reportable segments: franchising and retail sales. Within the franchising segment, the Company carries on the franchising activity of the "PJC Jean Coutu" banner, operates two distribution centers and coordinates several other services for the benefit of its franchisees. The Company operates retail sales outlets selling pharmaceutical and other products under the "Brooks" and "Eckerd" banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles ("GAAP"); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:

	13 weeks		26 weeks
	2006	2005	2006	2005

	$	$	$	$

Revenues (1)
Franchising	478.4	413.4	913.9	778.1
Retail sales	2,355.0	2,295.9	4,705.7	4,614.3

	2,833.4	2,709.3	5,619.6	5,392.4

Operating income before amortization
Franchising	46.8	43.0	91.5	80.9
Retail sales	74.5	82.1	130.0	148.6

	121.3	125.1	221.5	229.5

Amortization
Franchising (2)	4.1	3.7	8.1	7.7
Retail sales	-	58.5	54.2	116.1

	4.1	62.2	62.3	123.8

Operating income
Franchising	42.7	39.3	83.4	73.2
Retail sales	74.5	23.6	75.8	32.5

	117.2	62.9	159.2	105.7

(1) Revenues include sales and other revenues.

(2) Including amortization of incentives paid to franchisees.

THE JEAN COUTU GROUP (PJC) INC.
Consolidated segmented information
Periods ended November 25, 2006 and November 26, 2005
(unaudited, in millions of US dollars)

	13 weeks		26 weeks
	2006	2005	2006	2005

	$	$	$	$

Acquisition of capital assets and intangible assets
Franchising	10.8	14.4	17.5	19.4
Retail sales	37.6	26.7	74.9	65.0

	48.4	41.1	92.4	84.4

			As at November 25, 2006	As at May 27, 2006

			$	$

Capital assets, intangible assets and goodwill
Franchising			288.6	286.9
Retail sales			2,690.3	2,665.1

			2,978.9	2,952.0

Total assets
Franchising			725.1	729.5
Retail sales			4,967.2	4,861.5

			5,692.3	5,591.0

The Company's revenues, capital assets, intangible assets and goodwill as well as total assets for the geographic areas of Canada and the United States correspond respectively, to the franchising and retail sales segments.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended November 25, 2006 and November 26, 2005
(In millions of US dollars except for margins)

	13 weeks		26 weeks
	2006	2005	2006	2005

	$	$	$	$
Canada
Sales	431.3	369.9	820.8	692.7
Cost of goods sold	394.3	335.3	749.2	629.4

Gross profit	37.0	34.6	71.6	63.3
As a % of sales	8.6%	9.4%	8.7%	9.1%

Other revenues (1)	48.1	44.4	95.0	87.2

General and operating expenses	38.3	36.0	75.1	69.6

Operating income before amortization	46.8	43.0	91.5	80.9
Amortization (1)	4.1	3.7	8.1	7.7

Operating income	42.7	39.3	83.4	73.2

United States
Sales	2,352.0	2,293.4	4,700.3	4,608.4
Cost of goods sold	1,749.2	1,702.5	3,514.6	3,429.6

Gross profit	602.8	590.9	1,185.7	1,178.8
As a % of sales	25.6%	25.8%	25.2%	25.6%

Other revenues	3.0	2.5	5.4	5.9

General and operating expenses	521.6	511.3	1,040.8	1,036.1
Restructuring charges	9.7	-	20.3	-

Operating income before amortization	74.5	82.1	130.0	148.6
Amortization	-	58.5	54.2	116.1

Operating income	74.5	23.6	75.8	32.5

Consolidated
Sales	2,783.3	2,663.3	5,521.1	5,301.1
Cost of goods sold	2,143.5	2,037.8	4,263.8	4,059.0

Gross profit	639.8	625.5	1,257.3	1,242.1
As a % of sales	23.0%	23.5%	22.8%	23.4%

Other revenues (1)	51.1	46.9	100.4	93.1

General and operating expenses	559.9	547.3	1,115.9	1,105.7
Restructuring charges	9.7	-	20.3	-

Operating income before amortization	121.3	125.1	221.5	229.5
Amortization (1)	4.1	62.2	62.3	123.8

Operating income	117.2	62.9	159.2	105.7

(1) Amortization of incentives paid to franchisees are presented in the amortization instead of other revenues.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended November 25, 2006 and November 26, 2005

	13 weeks		26 weeks
	2006	2005	2006	2005

Number of outlets
Beginning of period	2,186	2,172	2,185	2,243
Openings	4	12	11	25
Acquisitions	1	-	4	1
Relocations	(1)	(4)	(5)	(11)
Closings	(4)	(5)	(9)	(83)

End of period	2,186	2,175	2,186	2,175

Network performance - Retail sales
(In millions of US dollars)
Canada (1)	673.7	602.7	1,326.5	1,158.3
United States	2,352.0	2,293.4	4,700.3	4,608.4

	3,025.7	2,896.1	6,026.8	5,766.7

Network performance - Retail sales
Canada (1)
Pharmacy	61%	60%	60%	59%
Front-end	39%	40%	40%	41%

United States
Pharmacy	74%	74%	74%	74%
Front-end	26%	26%	26%	26%

(1) Franchised's outlet retail sales are not included in the Company's consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended November 25, 2006 and November 26, 2005

	13 weeks		26 weeks
	2006	2005	2006	2005

Retail sales growth (1)
Canada (2)
Total	7.5%	4.9%	7.2%	4.3%
Pharmacy	8.9%	7.0%	9.0%	6.3%
Front-end	6.3%	1.2%	4.9%	1.3%

United States
Total	2.8%	(1.4)%	2.0%	37.6%
Pharmacy	3.0%	(0.4)%	2.6%	39.1%
Front-end	2.3%	(4.2)%	0.5%	33.4%

Retail sales growth - same store (1)
Canada (2)
Total	6.9%	4.8%	6.5%	4.2%
Pharmacy	8.3%	6.9%	8.5%	6.2%
Front-end	5.4%	1.2%	4.0%	1.3%

United States (3)
Total	2.7%	(0.4)%	2.5%	(0.2)%
Pharmacy	2.9%	0.4%	3.1%	0.7%
Front-end	1.9%	(2.8)%	0.8%	(2.6)%

(1) Growth is calculated in local currency and is based on comparable periods.

(2) Franchised's outlet retail sales are not included in the Company's consolidated financial statements.

(3) This measure includes same-store sales for the acquired Eckerd corporate outlets as of August 1, 2005.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended November 25, 2006 and November 26, 2005
(In millions of US dollars )

Non GAAP measures - Operating income before amortization ("OIBA") and OIBA before restructuring charges

OIBA and OIBA before restructuring charges are not measures of performance under Canadian generally accepted accounting principles ("GAAP"); however management uses those performance measures in assessing the operating and financial performance of its reportable segments. Besides, we believe that OIBA and OIBA before restructuring charges are additional measures used by investors to evaluate operating performance and capacity of a company to meet its financial obligations.

However, OIBA and OIBA before restructuring charges are not and must not be used as alternatives to net earnings (loss) or cash flow generated by operating activities as defined by Canadian GAAP. OIBA and OIBA before restructuring charges are not necessarily indications that cash flow will be sufficient to meet our financial obligations. Furthermore, our definitions of OIBA and OIBA before restructuring charges may not be necessarily comparative to similar measures reported by other companies.

Net earnings (loss), which is a performance measure defined by Canadian GAAP, is reconciled below with OIBA and OIBA before restructuring charges.

	13 weeks		26 weeks
	2006	2005	2006	2005

	$	$	$	$

Net earnings (loss)	72.5	30.8	(36.3)	41.9
Financing expenses	44.9	48.7	95.8	99.4
Impairment loss (reversal) on assets held for sale	(12.0)	-	108.0	-
Income taxes (recovery)	11.8	(16.6)	(8.3)	(35.6)

Operating income	117.2	62.9	159.2	105.7
Amortization per financial statements	3.1	61.3	60.4	122.0
Amortization of incentives paid to franchisees (1)	1.0	0.9	1.9	1.8

Operating income before amortization ("OIBA")	121.3	125.1	221.5	229.5

Restructuring charges	9.7	-	20.3	-

OIBA before restructuring charges	131.0	125.1	241.8	229.5

(1) Amortization of incentives paid to franchisees is grouped with other revenues in the financial statements.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended November 25, 2006 and November 26, 2005
(Tabular amounts are in millions of US dollars except per share amounts)

Non GAAP measures - Earnings before specific items

Earnings before specific items and earnings per share before specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of significant items of an unusual or non-recurring nature that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these items. The Company's measures excluding certain items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Net earnings (loss) and earnings (loss) per share are reconciled hereunder to earnings before specific items and earnings per share before specific items. All amounts are net of income taxes when applicable.

	13 weeks		26 weeks
	2006	2005	2006	2005

	$	$	$	$

Net earnings (loss)	72.5	30.8	(36.3)	41.9
Restructuring charges	5.8	-	12.2	-
Unrealized foreign exchange gains on monetary items	(2.5)	(1.8)	(2.3)	(0.6)
Unrealized gains on derivative financial instruments	(3.0)	-	(3.0)	-
Impairment loss (reversal) on assets held for sale	(12.0)	-	108.0	-

Earnings before specific items	60.8	29.0	78.6	41.3

Earnings (loss) per share	0.28	0.12	(0.14)	0.16
Restructuring charges	0.02	-	0.05	-
Unrealized foreign exchange gains on monetary items	(0.01)	(0.01)	(0.01)	-
Unrealized gains on derivative financial instruments	(0.01)	-	(0.01)	-
Impairment loss (reversal) on assets held for sale	(0.05)	-	0.41	-

Earnings per share before specific items	0.23	0.11	0.30	0.16